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September 13, 2010
Mr. Robert Errett Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Empresa Nacional de Electricidad S.A. Form 20-F Annual Report for the fiscal year ended December 31, 2009 Filed June 11, 2010 File No. 001-13240

Dear Mr. Errett:

I am writing on behalf of Empresa Nacional de Electricidad S.A. (the “Company”) with reference to the Staff’s comment letter dated September 1, 2010 relating to the above-referenced filing of the Company.

This is to confirm our conversation in which I requested, on behalf of the Company, that the time for the Company's response to the Staff's comments be extended to October 15, 2010.  As discussed in our call, the Company requested an extension in light of the fact that the Company's financial information is being reported for the first time in accordance with IFRS.  The Company's operations are located in multiple jurisdictions, adding complexity to the task of coordinating accounting responses.

We appreciate the Staff's extension to October 15, 2010 of the time to respond to its comments.

Very truly yours, /s/ J. Allen Miller
J. Allen Miller

VIA EDGAR AND TELECOPIER
cc:	Mr. H. Christopher Owings
Ms. Mara Ransom